D-MERC SERVICES LLC

Financial Statements
For the Year Ending December 31, 2020
In accordance with Rule 17A-5(d)



Summit LLC
Certified Public Accountants

D-MERC SERVICES LLC

TABLE OF CONTENTS



Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Directors and Members of
D-Merc Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D-Merc Services LLC as of December 31, 2020, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of D-Merc Services LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of D-Merc LLC's management. Our responsibility is to express an opinion on D-Merc Services LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D-Merc Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of D-Merc Services LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of D-Merc Services LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as D-Merc Services LLC's auditor since 2019.

Summit llc

Summit LLC
Denver, Colorado
February 11, 2021

D-MERC SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	17,513
Other assets		-
Total Assets	**$**	**17,513**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	7,522
Other liabilities		-
Total Liabilities		7,522
COMMITMENTS AND CONTINGENCIES (Notes 4, 5, 6)		
MEMBERS' EQUITY (Note 3):		
Members' interests		55,200
Accumulated deficit		(45,209)
Total members' equity		9,991
Total Liabilities and Members' Equity	**$**	**17,513**

The Accompanying Notes are an integral part of these Financial Statements.

D-MERC SERVICES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUE

Commission income	$	199,727
Total Revenue		**199,727**

EXPENSES:

Commissions expense	155,189
Contract labor	21,717
Professional fees	22,636
Advertising and promotion	3,327
Rent and occupancy	1,871
Computer and software expense	1,379
Insurance	926
Dues and subscriptions	785
Other expenses	1,066
Total Expenses	**208,896**

NET INCOME (LOSS)	$	**(9,169)**

D-MERC SERVICES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

	Members' Interests		Retained Earnings (accumulated deficit)	
BALANCES, December 31, 2019	$	50,000	$	(36,040)
Contributions		5,200		-
Distributions		-		-
Net income		-		(9,169)
BALANCES, December 31, 2020	$	**55,200**	$	**(45,209)**

The Accompanying Notes are an integral part of these Financial Statements.

7

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(9,169)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts payable and accrued expenses		(5,377)
Net cash used in operating activities		(14,546)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Contributions by members		-
Distributions to members		5,200
Net cash provided by financing activities		5,200
NET INCREASE IN CASH		**(9,346)**
CASH, at beginning of year		26,859
CASH, at end of year	$	**17,513**

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

D-Merc Services LLC (the "Company") is a Colorado limited liability corporation established on December 12, 2017. In 2019 the Company underwent the New Member Application ("NMA") process with the Financial Industry Regulatory Authority ("FINRA") and was subsequently approved on April 23, 2019 and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA. The Company is a 100% wholly-owned subsidiary of More Cowbell LLC, a Colorado Limited Liability company.

The Company's primary operation is the retail trading on behalf of customer accounts and the Company does not trade securities of its own accounts. The types of securities traded by the Company are alternative securities which include direct participation programs, oil and gas, private placements, real estate investment trusts, private offerings, private equity, private debt, 1031 Tax Exchanges, and other alternative investments.

The Company, under Rule 15c3-3, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. All customer accounts, transactions, deposits and withdrawals are executed through its clearing broker.

Revenue Recognition

The Company places securities orders on behalf of clients through its bank and clearing broker, Goldstar Trust Company ("Goldstar"). All transactions are recorded on a fully disclosed basis once settlement has been fully agreed upon and the terms of the transactions are finalized at the date of confirmation, thus, no commissions receivables or commissions payable have been warranted or recorded. All funds are carried on behalf of the client by Goldstar.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns. The 2016 through 2020 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Adverting and Promotional Expense

The Company accounts for all marketing, advertising and promotional expenses in the period in which they are incurred.

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2020.

NOTE 2 -   MEMBER'S EQUITY

The Company is wholly owned by More Cowbell LLC, a limited liability company formed on January 28, 2007 under the laws of Colorado, filed pursuant to 5 7-80-203 and S 7-80-204 of the Colorado Revised Statutes (C.R.S.). More Cowbell shares the same address as the Company and acts solely as a holding company on behalf of the Company.

NOTE 3 -   EXPENSE SHARING AGREEMENT

The Company has executed an Expense Sharing Agreement (the "Agreement") with its affiliate, Prodigious LLC. The Agreement creates a relationship whereby Prodigious will charge the Company a monthly fee as it relates to rent, information technology services, utilization of contract employees, telephone expenses and other miscellaneous administrative costs.

For the year ending December 31, 2020, the Company paid Prodigious LLC $1,871 under this agreement.

This Agreement was terminated in April 2020.

NOTE 3 -   EXEMPTION, NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $9,991 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .75 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company, under rule 15c3-3 is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

During the year ended December 31, 2020, the Company operated below the required level of net capital pursuance to SEC Rule 15c3-1 from August 3, 2020 through August 13, 2020. The Company was in net capital compliance as of the morning of August 13, 2020. The Company notified the SEC and FINRA on August 19, 2020 via form 17a11(b) notification.

NOTE 4 -   COMMITMENTS

The Company does not lease office space or equipment.

NOTE 6 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities transactions are initiated on a fully disclosed basis with Goldstar. Under the terms of the agreement with Goldstar, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with Goldstar, the Company seeks to control the risks of its activities and is required to maintain compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

NOTE 6 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (CONT.)

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2020, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

NOTE 7 -   SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 11, 2021, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

D-MERC SERVICES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION
DECEMBER 31, 2020

CREDIT:

Members' equity	$ 9,991

DEBITS:

Non-allowable assets

Other assets	-
Total debits	-

NET CAPITAL   **9,991**

Minimum requirements of 6 2/3% of aggregate indebtedness of $7,522 or $5,000, whichever is greater	5,000
Excess net capital	$ **4,991**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 7,522

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.75 to 1

There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2020.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

D-MERC SERVICES LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

To the best knowledge and belief of D-Merc Services LLC:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ending December 31, 2020.

The Company is exempt from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2020.



Signature

Managing Member
Title


Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
D-Merc Services LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) D-Merc Services LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting private securities transactions in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

D-Merc Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about [Name of Broker-dealer] 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Summit llc

Denver, Colorado
February 11, 2021



Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of D-Merc Services LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by D-Merc Services LLC(Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 11, 2021

D-MERC SERVICES LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2020

General Assessment per Form SIPC -7 including interest	$	299
Less payments made with SIPC - 6		(46)
Amount paid with Form SIPC - 7	$	**253**